

October 30, 2020

Russell Greenberg
Chief Financial Officer
INTER PARFUMS INC
551 Fifth Avenue
New York, NY. 10176

Re: INTER PARFUMS INC
Form 10-K for the Year Ended December 31, 2019
Filed March 2, 2020
File No. 000-16469

Dear Mr. Greenberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Exhibit Index, page 117

1. The consent of Mazars USA LLP included in Exhibit 23 appears to be misdated. Please amend your filing to have Mazars USA LLP provide an appropriately dated consent.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences